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Bruce K. Dallas
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2022 tel 650 752 3622 fax bruce.dallas@davispolk.com

June 16, 2011
Re:	Comcast Corporation Form 10-K for the year ended December 31, 2010 Filed February 25, 2011 File No. 1-32871

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549

Attn: Kate Beukenkamp, Legal Examiner

Dear Ms. Beukenkamp:

Comcast Corporation (the “Company”) received the Staff’s comment letter relating to the above referenced Form 10-K on June 14, 2011.  The comment letter requests a response within ten business days, or June 28, 2011.   The Company respectfully requests a ten business day extension of time to respond to the comment letter, and anticipates submitting its response on or before July 13, 2011.

Respectfully yours,
/s/ Bruce K. Dallas

cc:
Michael J. Angelakis, Executive Vice President and Chief Financial Officer
Arthur R. Block, Senior Vice President, General Counsel and Secretary
Lawrence J. Salva, Senior Vice President, Chief Accounting Officer and Controller